February 28, 2007

Peter W. DeVecchis, Jr., President
Solomon Technologies, Inc.
1400 L&R Industrial Boulevard
Tarpon Springs, Florida 34689

>   **Re: Solomon Technologies, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed February 12, 2007**
>   **File No. 333-138240**

Dear Mr. DeVecchis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page F-1

1.   Please update the financial statements to comply with Item 310(g) of Regulation S-B.

Solomon Technologies, Inc., Year End Financial Information, page F-2

Note 5. Redeemable Series A Preferred Stock, page F-10

2.   Please refer to prior comment 6. We note from your response that although you measured the value of the liability by allocating the $2,360,000 proceeds to the Series A Preferred Stock and warrants based on their relative fair values, you believe that these amounts also represented the fair value of each of the individual instruments. Please revise your disclosure to be consistent in your response and state that you initially measured the mandatorily redeemable financial instruments at fair value. Please tell us how you subsequently measured the mandatorily

redeemable financial instruments under SFAS 150. Please also note that since you are applying SFAS 150 to the instruments, EITF 98-5 and 00-27 would not also be applicable to those instruments. Please revise or advise.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-47

Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2005, page F-48

3. Please refer to prior comment 13. Please tell us how you revised the statement in response to our prior comment.

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2006, page F-49

4. Please refer to prior comment 14. We continue to note that the numerical information for Solomon for the nine months ended September 30, 2006 does not agree to the historical statements of operations of Solomon Technologies, Inc. for the nine months ended September 30, 2006 as shown on page F-17. Please reconcile and revise.

Form 8-K dated January 11, 2007

Item 1.01 Entry Into a Material Definitive Agreement

5. Please tell us how you plan to account for the Variable Rate Self-Liquidating Senior Secured Convertible Debentures due March 18, 2008, and the associated common stock purchase warrants and registration rights agreement. In your response, please provide us with an analysis showing how you considered the significant terms of these agreements in reaching your conclusions as to the proper accounting method and valuation of the instruments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Compiled Interim Review

6. Please refer to prior comment 17. We note that you will amend to include all of the disclosures required by Item 4.02 (a)(1) and (3) of Form 8-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Burton at 202-551-3626 or Kaitlin Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: Ralph W. Norton